

Nick Bhargava · 2nd

Co-Founder at GROUNDFLOOR Finance

Atlanta, Georgia, United States · **Contact info**

500+ connections

1 mutual connection: Vincent Molinari

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G GROUNDFLOOR Finance

Duke Duke University

Experience

G **Co-Founder**
GROUNDFLOOR Finance
2013 - Present · 9 yrs 8 mos

Co-Founder
Motaavi, LLC
Sep 2011 - 2013 · 1 yr 5 mos

Counsel/Practicum
SciQuest
Jan 2012 - May 2012 · 5 mos

bpi **Legislation/Regulation**
The Financial Services Roundtable
2011 · Less than a year

Trading and Markets
US Securities and Exchange Commission
2010 · Less than a year

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Education

Duke Duke University

University of Alberta

Skills

Venture Capital

Endorsed by Bill Brown who is highly skilled at this

21 endorsements

Entrepreneurship

Endorsed by Josef Holm and 3 others who are highly skilled at this

18 endorsements

Start-ups

Endorsed by Josef Holm and 3 others who are highly skilled at this

17 endorsements

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Interests

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Max Levchin 🔗 · 2nd
Co-Founder & CEO at Affirm, Inc
109,755 followers